Exhibit 99.1

ROGERS COMMENTS ON CRTC’S NBA TV CANADA APPROVAL

TORONTO, ON (June 12, 2025) — Rogers Communications (TSX: RCI.A and RCI.B) (NYSE: RCI) issued the following statement upon receiving approval from the Canadian Radio-television and Telecommunications Commission (CRTC) to acquire Bell’s interest in Toronto Raptors Network Ltd (NBA TV Canada):

“We’re pleased to receive all the necessary approvals to expand our ownership of MLSE. We look forward to closing this strategic deal in early July,” said Tony Staffieri, President and CEO, Rogers. “MLSE is one of the most prestigious sports and entertainment organizations in the world, and live sports and entertainment are core to our business strategy.”

Rogers previously received approvals from the National Hockey League (NHL), National Basketball Association (NBA), Canadian Football League (CFL), Major League Soccer (MLS), and the American Hockey League (AHL) to become 75% owners of MLSE. Rogers also received clearance from the Competition Bureau to proceed with the acquisition.

In September 2024, Rogers announced a deal to acquire Bell’s stake in MLSE for C$4.7 billion to become majority owner of MLSE.

About Rogers Communications Inc.

Rogers is Canada’s leading communications and entertainment company and its shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit rogers.com or investors.rogers.com.

For further information:

Media Relations

media@rci.rogers.com

1-844-226-1338

Investor Relations

investor.relations@rci.rogers.com

1-844-801-4792